UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report

Pursuant to Section 15d of the

Securities Exchange Act of 1934

For the Fiscal Period ended December 31, 2009

Commission File Numbers 1-15147

A.	Full title of the plan:

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

(Plan)

B.	Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:

OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, OH 44333-3300

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

OMNOVA Solutions Retirement Savings Plan

December 31, 2009 and 2008 and Year ended December 31, 2009

with Report of Independent Registered Public Accounting Firm

OMNOVA Solutions Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2009 and 2008 and

Year ended December 31, 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of OMNOVA Solutions Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio

June 29, 2010

OMNOVA Solutions Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value	$73,017,216	$49,306,912
Non-interest bearing cash	362,532	74,723
Pending sales	170,366	8,252

Total Assets	73,550,114	49,389,887

Liabilities

Excess employee contribution payable	(4,997)	(13,042)
Pending purchases	(491,955)	(91,021)

Total Liabilities	(496,952)	(104,063)

Net assets available for benefits at fair value	73,053,162	49,285,824

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	16,264

Net assets available for benefits	$73,053,162	$49,302,088

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Additions
Investment income:
Interest and dividend income	$641,418
Net appreciation in fair value of investments	21,331,844

Net Investment income	21,973,262

Contributions:
Employee	4,580,745
Employer	973,284
Rollovers	30,596

Total contributions	5,584,625

Deductions

Benefits paid to participants	(3,803,696)
Trustee and manager fees	(3,117)

Net increase	23,751,074
Net assets available for benefits, beginning of year	49,302,088

Net assets available for benefits, end of year	$73,053,162

The accompanying notes to financial statements are an integral part of this statement.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

Year ended December 31, 2009

A. Description of Plan

The following description of the OMNOVA Solutions Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all domestic employees of OMNOVA Solutions Inc. (OMNOVA, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to make before-tax and/or after-tax contributions to the Plan ranging from 1% to 50% of their annual compensation, subject to certain limitations. Matching contributions for non-union participants are discretionary and can be suspended or terminated at any time. Matching contributions for salaried participants were suspended from November 7, 2008 through August 15, 2009. Prior to the suspension, and subsequently, matching contributions for salaried participants were/are currently at 50% of the first 6% of compensation contributed by a participant. Matching contributions for non-union hourly participants are currently at 50% of the first 6% of compensation contributed by a participant. Matching contributions for union hourly employees are determined by the collective bargaining agreement for each union and range from 0% up to 50% of the first 6% of compensation contributed by a participant. Participants may also contribute amounts representing distributions from other qualified plans.

Upon enrollment, a participant may direct employee contributions in whole percentage increments to any of the Plan’s fund options except the OMNOVA Stock Fund. In addition, participants may appoint an investment professional and establish a self-directed investment account for the purpose of investing their contributions in investment options outside of the funds offered by the Plan, subject to limitations provided in the Plan document. Participants may change their investment options each payroll period. Employer contributions are made in OMNOVA stock and/or cash and are made to the OMNOVA Stock Fund. Once received by the Plan, participants may direct the investment of employer contributions into any investment option offered by the Plan.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

A. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of (a) OMNOVA’s contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see “Plan Expenses” below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law.

Participant Loans

Participants may borrow from their fund accounts up to 50% of their account balance but not more than $50,000. OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loans. Loan terms range from 1—5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a rate at least equivalent to the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. Outstanding loans were $1,267,153 and $1,187,171 as of December 31, 2009 and 2008, respectively.

Distributions

Subject to certain limitations, a participant may withdraw all or part of their account balance upon the attainment of age 59 1/2. Distributions are required to begin at age 70 1/2 (in accordance with the Worker, Retiree and Employer Recovery Act of 2008, this requirement has been suspended for 2009). Distribution of the account balance to a participant who terminates or elects an in-service withdrawal is made in accordance with the terms of the Plan.

Plan Expenses

A proportionate share of fees and expenses paid by the Plan for investment managers and other service providers is charged to each Plan participants’ account. All fees are deducted quarterly from participants’ accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid by OMNOVA.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

A description of the valuation methodologies used for assets and liabilities measured at fair value is included in Note D – Fair Value Measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Adoption of New Accounting Policies

In June 2009, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2009-01, Topic 105-Generally Accepted Accounting Principles and ASU No. 2009-02, Omnibus Update, Amendments to Various Topics for Technical Corrections” (collectively the “Codification”). The Codification establishes the sole source of authoritative accounting principles generally accepted in the United States of America (GAAP) recognized by the FASB for nongovernmental entities. Rules and interpretive releases issued by the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. Upon issuance, all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the Accounting Standards Codification (“ASC”) and also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective. The Codification became effective for the Plan’s December 31, 2009 financial statements, and the disclosures contained herein are in compliance with the requirements of the Codification.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is codified in ASC 820, Fair Value Measurements and Disclosures. This guidance provides additional requirements for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and also provides additional information on circumstances that may indicate that a transaction is not orderly. The guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The Plan adopted this guidance for the year ended December 31, 2009. The adoption of this guidance is reflected, where applicable, within this Form 11-K for the year ended December 31, 2009.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies (continued)

In September 2009, FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU 2009-12 was effective for the Plan for 2009. ASU 2009-12 expands the required disclosures for certain investments with a reported net asset value (“NAV”). ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investment on the basis of that net asset value per share or its equivalent without adjustment. ASU 2009-12 also requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The effect of adoption of this ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09), which addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures. The ASU (1) exempts entities that file their financial statements with, or furnish them to, the SEC from disclosing the date through which subsequent events procedures have been performed and (2) clarifies the circumstances in which an entity’s financial statements would be considered restated and in which the entity would therefore be required to update its subsequent events evaluation since the originally issued or available to be issued financial statements. ASU 2010-09 became effective immediately upon issuance, and the Company has adopted its disclosure requirements within this Form 11-K for the year ended December 31, 2009.

New Accounting Standards to Be Adopted

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures About Fair Value Measurements (ASU 2010-06), to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010. The Company does not expect the adoption of this guidance will have a material impact on the Plan’s financial statements and disclosures.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

C. Net Asset Value Per Share

The following table sets forth a summary of the Plan’s investments with a reported NAV as of December 31, 2009.

Fair Value
National City Capital Preservation Fund (a)	$14,046,295
S&P 500 Flagship Fund (b)	9,066,764

Total	$23,113,059

(a)	The National City Capital Preservation Fund seeks to achieve high income and stability of principal by investing in mutual and collective funds.

(b)	The S&P 500 Flagship Fund seeks to match the return of the S & P 500 Index.

For these investments where fair value is estimated using NAV per share, there were no redemption restrictions or redemption notice period, and the redemption frequency was immediate.

D. Fair Value Measurements

Investments are recorded at fair value as prescribed under ASC 820 “Fair Value Measurements”. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Financial assets and liabilities are measured at fair value and categorized in three levels based on the assumptions (input) used to value the assets. The three levels are:

Level 1 – Observable inputs such as quoted prices in an active market for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in an active market, quoted prices in markets that are not active, and model-derived valuations in which all significant inputs are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement.

The following financial assets were measured at fair value on a recurring basis during 2009:

	Fair Value at December 31, 2009	Level 1	Level 2	Level 3
Money market fund	$545,871	$545,871	$—	$—

Mutual funds:
Balanced	23,156,786	23,156,786	—	—
Growth	6,766,576	6,766,576	—	—
Fixed income	6,215,178	6,215,178	—	—

Total mutual funds	36,138,540	36,138,540	—	—

Common stock:
OMNOVA Solutions Inc.	11,846,948	11,846,948	—	—
Other	105,645	105,645	—	—

Total common stock	11,952,593	11,952,593	—	—

Collective trusts	23,113,059	—	23,113,059
Participant loans	1,267,153	—	—	1,267,153

Total	$73,017,216	$48,637,004	$23,113,059	$1,267,153

The following financial assets were measured at fair value on a recurring basis during 2008:

	Fair Value at December 31, 2008	Level 1	Level 2	Level 3
Cash	$23,963	$23,963	$—	$—
Mutual funds	25,207,962	25,207,962	—	—
Common stock	1,765,072	1,765,072	—	—
Collective trusts	21,122,744	—	—	21,122,744
Participant loans	1,187,171	—	—	1,187,171

Total	$49,306,912	$26,996,997	$—	$22,309,915

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. Fair Value Measurements (continued)

A reconciliation of beginning and ending Level 3 measurements is as follows:

	Collective Trusts	Participant Loans
Beginning balance	$21,122,744	$1,187,171
Transfer out of Level 3	(23,113,059)	—
Total gains or losses included in earnings	2,144,352	—
Purchases, issuances and settlements	(154,037)	79,982

Ending balance	$—	$1,267,153

As previously described, the Plan adopted the provisions of ASU 2009-12 during 2009. ASU 2009-12 requires an entity that has the ability to redeem its investment with the investee at net asset value as of the measurement date to categorize the fair value measurement of that investment as a Level 2 fair value measurement. The Plan previously classified two investments that calculate net asset value per share as Level 3 fair value measurements and reclassified these investments as Level 2 fair value measurements during 2009, resulting in a transfer of $23,113,059.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Investments in mutual funds are valued at net asset value (NAV) of shares held by the plan at year end. Investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. The S&P 500 Flagship Fund, a collective trust fund, is valued at the unit value of the fund which is based on the fair value of the underlying investments, using quoted market prices. Participant loans are valued at amortized cost, which approximates fair value.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. Fair Value Measurements (continued)

As of December 31, 2008, the Plan’s investments included the National City Capital Preservation Fund (the “Fund”), a fully benefit-responsive collective trust fund. The Fund’s underlying investments at December 31, 2008 included a synthetic guaranteed investment contract (GIC) issued by a third party, mutual and collective funds. The Fund’s mutual and collective funds investments are valued at their net asset value as determined by the fund’s trustee. The Fund’s synthetic GIC is comprised of an underlying pool of securities combined with a wrapper instrument issued by a separate entity that allows for participants to transact at contract value for qualified withdrawals. The securities supporting the synthetic GIC are valued by independent pricing sources. The fair value of the wrap contracts is determined by the trustee based on the change in the present value of the contracts expected cash flows discounted at current market rates.

In February 2009, and in conjunction with PNC Bank N.A.’s acquisition of National City Corporation, a decision was made to terminate the Fund. Investment contracts were liquidated during 2009 in order to facilitate the anticipated termination of the Fund. Throughout 2009, the Fund remained a fully benefit-responsive collective trust fund. As of December 31, 2009, the underlying investments of the Fund consisted of a money market fund and a stable value collective fund. The Fund terminated as of March 9, 2010 at which time participants redirected their existing balances in the Fund as well as future contributions to the other investment options offered by the Plan. The Statement of Net Assets Available for Benefits presents investment contracts at fair value with an adjustment from fair value to contract value as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2009, contract value approximated fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gains or losses (both realized and unrealized) are included in Net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

E. OMNOVA Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the OMNOVA Stock Fund are as follows:

	December 31,
	2009	2008
Net assets:
Allegiant Money Market Fund	$202,163	$23,963
OMNOVA common stock	11,846,948	1,485,775
Pending purchases	40,714	(134)

Total	$12,089,825	$1,509,604

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

E. OMNOVA Stock Fund (continued)

Year ended December 31, 2009
Changes in net assets:
Employer contributions	$657,032
Interest and dividend income	156
Net appreciation in fair value of OMNOVA common stock	11,919,284
Net transfers to other investment options	(1,996,251)

Net increase	10,580,221
Net assets, beginning of year	1,509,604

Net assets, end of year	$12,089,825

F. Investments

During the year ended December 31, 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

OMNOVA common stock	$11,919,284
Other common stock held in self-directed brokerage accounts	148,089
Mutual Funds	9,264,471

$21,331,844

Investments that represent 5% or more of the Plan’s net assets at either December 31, 2009 or 2008 are as follows:

	December 31,
	2009	2008
National City Capital Preservation Fund (contract value)	$14,046,295	$13,598,386
OMNOVA Common Stock	11,846,948	1,485,775
S&P 500 Flagship Fund	9,066,764	7,540,622
PIMCO Total Return Fund	6,215,176	4,024,348
American Balanced Fund	6,091,614	4,757,390
Growth Fund of America	4,406,887	3,062,701
Artio International Equity Fund	3,134,016	2,753,679

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

G. Plan Termination

Although it has not expressed any intent to do so, OMNOVA has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

H. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2009 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

I. Party-in-Interest Transactions

Party-in-interest transactions include the investments in the proprietary funds of PNC Bank, NA (the “Trustee”, formerly National City Bank, NA) and in the common stock of the Company.

At December 31, 2009 the Plan held 1,360,592 shares of OMNOVA Solutions Inc. common stock with a fair value of $11,846,948. At December 31, 2008 the Plan held 1,513,735 shares of OMNOVA Solutions Inc. common stock with a fair value of $1,485,775.

J. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

K. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$73,053,162	$49,302,088
Change in adjustments from contract value to fair value for fully benefit-responsive investment contracts	—	(16,264)

Net assets available for benefits as reported in Form 5500	$73,053,162	$49,285,824

Year Ended December 31, 2009
Net change in net assets available for benefits per the financial statements	$23,751,074
Change in adjustments from contract value for fully benefit-responsive investment contracts	16,264

Net change in net assets available for benefits as reported in Form 5500	$23,767,338

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652         Plan Number: 013

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

National City Capital Preservation Fund*	13,769,933 units	$14,046,295
OMNOVA Solutions Inc. Common Stock*	1,360,592 shares	11,846,948
S&P 500 Flagship Fund	431,792 units	9,066,764
PIMCO Total Return Fund	509,962 shares	6,215,176
American Balanced Fund	346,496 shares	6,091,614
Growth Fund of America	161,247shares	4,406,887
Templeton Foreign Fund	506,679 shares	3,318,748
Artio International Equity Fund	113,675 shares	3,134,016
Calamos Growth Fund	53,074 shares	2,359,689
Selected American Fund	59,771 shares	2,228,253
Goldman Sachs Mid-Cap Value Fund	75,645 shares	2,192,198
DFA US 6-10 Small Company Portfolio	116,093 shares	1,913,216
T Rowe Price Retirement 2020	114,784 shares	1,667,815
T Rowe Price Retirement 2030	80,319 shares	1,207,994
T Rowe Price Retirement 2010	64,925 shares	902,456
T Rowe Price Retirement 2040	24,713 shares	372,421
Allegiant Money Market Fund (NCB)*	343,709 shares	545,871
T Rowe Price Retirement Inc	9,989 shares	128,057
Self-Directed Brokerage Accounts		105,645
Participant loans*	At interest rates ranging from 4.25% to 10.5%	1,267,153

		$73,017,216

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OMNOVA Solutions Inc., as Plan Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

By	/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief Financial Officer

Date: June 29, 2010

Exhibit Index

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm